DREYFUS CASH MANAGEMENT

Registration No. 811-4175

Sub-Item 77M

During the fiscal year ended January 31, 2012, Dreyfus Cash Management (the "Registrant") acquired the assets of Dreyfus Cash Management Plus, Inc. (the "Acquired Fund"), as described below.

On, May 17, 2011, the Registrant's  Board of Trustees, unanimously  approved an Agreement and Plan  of  Reorganization  providing  for  the  transfer  of all  of the  Acquired Fund's assets in a tax-free  reorganization  to the  Registrant,  in exchange for Institutional, Agency, Administrative, Investor and Participant shares of beneficial interest of the  Registrant and the assumption  by  the Registrant of the  Acquired Fund's  stated liabilities and the distribution of the Acquiring Fund's Institutional, Agency, Administrative, Investor and Participant shares to Acquired Fund shareholders (with holders of Service and Select shares of the Acquired Fund to receive Participant shares of the Registrant). Pursuant to Rule 17a-8(a)(3) under the Investment Company Act of 1940, shareholders of the Acquired Fund were not required to vote on the merger.

After the close of business on June 21, 2011, the Reorganization was consummated and the shares of the Registrant received by the Acquired Fund’s shareholders were distributed to the Acquired Fund’s shareholders in liquidation of the Acquired Fund. A Form N-8F will be filed with the SEC to de-register the Acquired Fund.